

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

September 16, 2009

Mr. William E. Mudd
Chief Financial Officer
Churchill Downs Incorporated
700 Central Avenue
Louisville, KY 40208

Re: **Churchill Downs Incorporated**
             Form 10-K for fiscal year ended December 31, 2008
             Filed March 4, 2009
             File No. 001-33998
             Definitive Proxy Statement – Schedule 14A
             Filed April 28, 2009
             File No. 001-33998

Dear Mr. Mudd:

      We have completed our review of your Form 10-K and your Definitive Proxy Statement and have no further comments at this time.

                                        Regards,

                                        Julie F. Rizzo
                                        Attorney-Advisor